UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: September, 2024	Commission File Number: 001-13354

BANK OF MONTREAL

(Name of Registrant)

100 King Street West
1 First Canadian Place	129 rue Saint-Jacques
Toronto, Ontario	Montreal, Quebec
Canada, M5X 1A1	Canada, H2Y 1L6

(Executive Offices)	(Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statements of the registrant on file with and declared effective by the SEC:

1.	Registration Statement – Form F-3 – File No. 333-214934

2.	Registration Statement – Form F-3 – File No. 333-264388

3.	Registration Statement – Form S-8 – File No. 333-191591

4.	Registration Statement – Form S-8 – File No. 333-180968

5.	Registration Statement – Form S-8 – File No. 333-177579

6.	Registration Statement – Form S-8 – File No. 333-177568

7.	Registration Statement – Form S-8 – File No. 333-176479

8.	Registration Statement – Form S-8 – File No. 333-175413

9.	Registration Statement – Form S-8 – File No. 333-175412

10.	Registration Statement – Form S-8 – File No. 333-113096

11.	Registration Statement – Form S-8 – File No. 333-14260

12.	Registration Statement – Form S-8 – File No. 33-92112

13.	Registration Statement – Form S-8 – File No. 333-207739

14.	Registration Statement – Form S-8 – File No. 333-237522

15.	Registration Statement – Form S-8 – File No. 333-276007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

	By:	/s/ Tayfun Tuzun
	Name:	Tayfun Tuzun
	Title:	Chief Financial Officer

Date: September 12, 2024	By:	/s/ Paul V. Noble
	Name:	Paul V. Noble
	Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release – Eighth Circuit Court of Appeals Overturns Petters Judgement in BMO’s Favour